Exhibit 16.1

April 13, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for GateHouse Media, Inc. (formerly Liberty Group Publishing, Inc.) and subsidiaries (the Company) and, under the date of March 12, 2007, we reported on the consolidated financial statements of GateHouse Media, Inc. as of December 31, 2006 and 2005, and for the year ended December 31, 2006, and the periods from June 6, 2005 to December 31, 2005 and from January 1, 2005 to June 5, 2005. On April 5, 2007, we were dismissed. We have read GateHouse Media, Inc.’s statements included under Item 4.01 (a) of its Form 8-K/A dated April 13, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the dismissal of KPMG LLP was upon the approval of the Audit Committee of the Company’s Board of Directors.

Very truly yours,

/s/ KPMG LLP